Exhibit 99.1

Dragon Jade to Restructure Montrose Group Acquisition

HONG KONG, October 9, 2018 (GLOBE NEWSWIRE) – Dragon Jade International Limited ("Dragon Jade" or "the Company") (OTCQX: DGJI), a provider of premier products and services, today announced that it will restructure its acquisition of the Montrose Group.

As previously disclosed, Dragon Jade entered into certain Share Sale and Purchase Agreement on August 24, 2018 (the "First Purchase Agreement") with Greater China Wine Distributor Ltd. ("Greater China") pursuant to which the Company agreed to acquire 80% of the issued and outstanding share capital of Greater China's subsidiary, China Management Services Limited ("CMSL"), for HK$2 million in cash and 100,000 restricted ordinary shares (the "Acquisition").

Upon completion of due diligence by the Company, the Company and Greater China agreed to terminate the Acquisition and the First Purchase Agreement. The Company therefore was voided the obligation to pay HK$2 million in cash and issue 100,000 ordinary shares as considerations.

Concurrently, the Company entered into a new Share Sale and Purchase Agreement with Greater China on October 3, 2018 (the "Second Purchase Agreement") pursuant to which the Company agreed to purchase 100% issued and outstanding share capital of Montrose Food & Wine H.K. Limited, a wholly-owned subsidiary of Greater China ("Montrose HK"), in consideration of HK$2 million in cash and 100,000 restricted ordinary shares. Montrose HK's business primarily focuses on importing and distribution of fine wine within Hong Kong and Macau SAR. The Company plans to market and sell its future healthcare products and services through Montrose HK's existing distribution channels.

"We remain optimistic about the long-term benefits of this acquisition," commented Dr. Steve Lai, CEO of Dragon Jade. "We believe that there are significant operational and growth synergies to be achieved. At the same time, in order to optimize these benefits, we also want to ensure that the acquisition is optimally structured."

About Dragon Jade

Dragon Jade International Limited (OTCQX: DGJI) is a provider of premier products and services serving high net worth and affluent middle class consumers in Greater China. Through its significant international experience and regional network, Dragon Jade is focused on identifying, developing, and marketing products from other countries in order to meet the increasing demand for better health and quality of life in Asia. For more information, please visit www.dragonjade.com.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict and many of which are beyond the control of Dragon Jade. Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company's filings with the U.S. Securities and Exchange Commission. Although Dragon Jade believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by Dragon Jade or any other person that their objectives or plans will be achieved. Dragon Jade does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts:

Investor Relations:

Rose Zu
ICR Inc
646-277-1287
Rose.Zu@icrinc.com

Media:

Corporate Relations Department
Dragon Jade International
info@dgjigroup.com
(+852) 2695-6999

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